                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2003

                                 --------------

                            Bayer Aktiengesellschaft
                               Bayer Corporation*
                 (Translation of registrant's name into English)

                             Bayerwerk, Gebaeude W11
                              Kaiser-Wilhelm-Allee
                                51368 Leverkusen
                                     Germany
                    (Address of principal executive offices)

                                 --------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F X          Form 40-F
                                ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): N/A

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): N/A

  Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.

                         Yes                   No X
                                                 ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


* Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Stockholders' Newsletter 2003

Interim Report for the First Three Quarters

Sales and EBIT in line with expectations


                      Sales up 4.6 percent before portfolio and currency effects
                                           Net debt reduced to (euro)6.9 billion
                           Levitra(R) successfully launched in the United States

Group sales in the third quarter of 2003 declined by 8.4 percent to (euro)6,834 million in what continued to be a difficult business environment. The decrease was mainly due to adverse currency parities and several divestitures. Before portfolio and currency effects, sales grew by 4.6 percent, buoyed primarily by the Pharmaceuticals and Biological Products, and Polyurethanes, Coatings and Fibers segments.

     Third-quarter EBIT amounted to (euro)21 million. The (euro)858 million figure for the same period of 2002 contained (euro)909 million in proceeds from the sale of Haarmann & Reimer. Before special items, EBIT improved by (euro)36 million, or 52.9 percent, to (euro)104 million, largely thanks to higher earnings in HealthCare.

     EBIT for the first three quarters of 2003 was (euro)1,550 million, compared to (euro)1,950 million in the same period of 2002. Before special items, EBIT in the first nine months improved by (euro)474 million, or 53.4 percent, to
(euro)1,361 million. Through strict capital discipline, net debt was reduced by
(euro)828 million in the third quarter to (euro)6,930 million; during the first nine months, therefore, net debt was brought down by (euro)1,931 million using the operating cash flow and proceeds from divestitures.

     We do not anticipate a sustained economic recovery before the end of the year. Earnings in HealthCare will be hampered by high launch costs for Levitra(R). In CropScience we expect full-year EBIT to be slightly below the figure for the first three quarters due to seasonal factors. Earnings in Polymers and Chemicals are not expected to improve in the near term.

     In connection with the comprehensive strategic realignment of our portfolio, we will review the valuation of all relevant assets in the fourth quarter; this may lead to a charge against fourth-quarter earnings. However, such a charge would not impair our ability to pay a dividend for the year.

     We expect EBIT before these special items to increase by a double-digit percentage from the previous year as forecast.

Bayer Group Highlights

(euro) million                                       3rd Quarter                     First Three Quarters
                                                   2002        2003       Change       2002        2003       Change
--------------------------------------------------------------------------------------------------------------------
Net sales                                          7,459       6,834      - 8.4%      22,196     21,446       - 3.4%
--------------------------------------------------------------------------------------------------------------------
of which discontinuing operations                    362         159                   1,155        452

Change in sales
--------------------------------------------------------------------------------------------------------------------
Volume                                               + 6%        + 5%                      0%       + 4%
--------------------------------------------------------------------------------------------------------------------
Price                                                - 1%          0%                    - 3%       + 1%
--------------------------------------------------------------------------------------------------------------------
Currency                                             - 8%        - 6%                    - 4%       - 9%
--------------------------------------------------------------------------------------------------------------------
Portfolio changes                                   + 11%        - 7%                    + 4%       + 1%
--------------------------------------------------------------------------------------------------------------------

EBITDA 1                                           1,639         753     - 54.1%       4,161      3,635      - 12.6%
--------------------------------------------------------------------------------------------------------------------

Operating result (EBIT)                              858          21     - 97.6%       1,950      1,550      - 20.5%
--------------------------------------------------------------------------------------------------------------------
of which discontinuing operations                    875         (19)                    889        (42)
--------------------------------------------------------------------------------------------------------------------
of which special items                               790         (83)                  1,063        189
--------------------------------------------------------------------------------------------------------------------

Return on sales                                     11.5%        0.3%                    8.8%       7.2%
--------------------------------------------------------------------------------------------------------------------

Net income (loss)                                    656        (123)         o        1,472        591      - 59.9%
--------------------------------------------------------------------------------------------------------------------
Earnings per share ((euro))                         0.90       (0.17)                   2.02       0.81
--------------------------------------------------------------------------------------------------------------------

Gross cash flow 2                                    611         541     - 11.5%       2,206      3,032      + 37.4%
--------------------------------------------------------------------------------------------------------------------
Net cash flow 3                                    1,397       1,193     - 14.6%       2,730      2,323      - 14.9%
--------------------------------------------------------------------------------------------------------------------

Capital expenditures                                 611         384     - 37.2%       1,627      1,184      - 27.2%
--------------------------------------------------------------------------------------------------------------------

Depreciation and amortization                        781         732      - 6.3%       2,211      2,085       - 5.7%
--------------------------------------------------------------------------------------------------------------------

Number of employees (as of September 30)                                             123,500    117,300       - 5.0%
--------------------------------------------------------------------------------------------------------------------
Personnel expenses                                 2,200       1,940     - 11.8%       6,166      5,898       - 4.3%

2002 figures restated

1    EBITDA = operating result (EBIT) plus depreciation and amortization
2 Gross cash flow = operating result (EBIT) plus depreciation and amortization, less gains on retirements of noncurrent assets, less income taxes, and adjusted for changes in long-term provisions
3    Net cash flow = cash flow from operating activities according to IAS 7

PERFORMANCE BY BUSINESS AREA

Our business activities are grouped together in the HealthCare, CropScience, Polymers and Chemicals business areas, comprising the following reporting segments:

--------------------------------------------------------------------------------
Business Area                Segments
--------------------------------------------------------------------------------
HealthCare                   Pharmaceuticals, Biological Products;
                             Consumer Care, Diagnostics;
                             Animal Health
--------------------------------------------------------------------------------
CropScience                  CropScience
--------------------------------------------------------------------------------
Polymers                     Plastics, Rubber;
                             Polyurethanes, Coatings, Fibers
--------------------------------------------------------------------------------
Chemicals                    Chemicals
--------------------------------------------------------------------------------

Healthcare

Disregarding portfolio changes, the HealthCare subgroup turned in a pleasing performance in the third quarter. Despite unfavorable exchange rates and the sale of the household insecticides business, year-on-year sales were steady at
(euro)2,259 million. In local currencies and before portfolio changes, sales rose by 10.9 percent. EBIT improved by (euro)88 million to (euro)216 million.

     Even after negative currency effects, business of the Pharmaceuticals and Biological Products segment expanded by 8.4 percent in the third quarter of 2003 to (euro)1,210 million. The sales increase in local currencies amounted to 16.5 percent. This segment thus continued the positive trend of the second quarter, with both the Pharmaceuticals and Biological Products divisions contributing to the increase. Positive developments included the increase in market share for the Factor VIII drug Kogenate(R) and the very successful launch of Levitra(R) in the United States in September 2003. Levitra(R), our new medicine to treat erectile dysfunction, had already captured an approximately 14 percent share of new prescriptions in the United States by the 43rd calendar week of the year. The product is now registered in nearly 60 countries. Levitra(R) is on the market in the United States, Europe, numerous South American countries, New Zealand and Australia. The patent disputes with Pfizer are ongoing.

HealthCare Key Data

(euro) million                                                 3rd Quarter                   First Three Quarters
                                                             2002        2003      Change      2002        2003      Change
----------------------------------------------------------------------------------------------------------------------------
Net Sales                                                   2,279       2,259      - 0.9%      7,039       6,571      - 6.6%
----------------------------------------------------------------------------------------------------------------------------
of which discontinuing operations                             152         159                    489         452
----------------------------------------------------------------------------------------------------------------------------
Proportion of Group sales                                    30.6%       33.1%                  31.7%       30.6%
----------------------------------------------------------------------------------------------------------------------------
EBITDA*                                                       306         360     + 17.6%      1,105       1,468     + 32.9%
----------------------------------------------------------------------------------------------------------------------------
Operating result (EBIT)                                       128         216     + 68.8%        606       1,075     + 77.4%
----------------------------------------------------------------------------------------------------------------------------
of which discontinuing operations                             (47)        (19)                   (76)        (42)
----------------------------------------------------------------------------------------------------------------------------
of which special items                                        (43)        (26)                     6         270
----------------------------------------------------------------------------------------------------------------------------
Return on sales                                               5.6%        9.6%                   8.6%       16.4%
----------------------------------------------------------------------------------------------------------------------------
Gross cash flow*                                              285         350     + 22.8%        796       1,268     + 59.3%
----------------------------------------------------------------------------------------------------------------------------
Net cash flow*                                                347         238     - 31.4%        689         683      - 0.9%
----------------------------------------------------------------------------------------------------------------------------

Pharmaceuticals, Biological Products
----------------------------------------------------------------------------------------------------------------------------
Net sales                                                   1,116       1,210      + 8.4%      3,540       3,531      - 0.3%
----------------------------------------------------------------------------------------------------------------------------
of which discontinuing operations                             152         159                    489         452
----------------------------------------------------------------------------------------------------------------------------
  Pharmaceuticals                                             846         913      + 7.9%      2,768       2,724      - 1.6%
----------------------------------------------------------------------------------------------------------------------------
  Biological Products                                         270         297     + 10.0%        772         807      + 4.5%
----------------------------------------------------------------------------------------------------------------------------
EBITDA*                                                        43         108    + 151.2%        420         564     + 34.3%
----------------------------------------------------------------------------------------------------------------------------
Operating result (EBIT)                                       (33)         40          o         192         385    + 100.5%
----------------------------------------------------------------------------------------------------------------------------
of which discontinuing operations                             (47)        (19)                   (76)        (42)
----------------------------------------------------------------------------------------------------------------------------
of which special items                                        (30)        (44)                    31         (47)
----------------------------------------------------------------------------------------------------------------------------
Return on sales                                              (3.0)%       3.3%                   5.4%       10.9%
----------------------------------------------------------------------------------------------------------------------------
Gross cash flow*                                               41         108     +163.4%        226         489    + 116.4%
----------------------------------------------------------------------------------------------------------------------------
Net cash flow*                                                 87          85       -2.3%        246          40     - 83.7%
----------------------------------------------------------------------------------------------------------------------------

Consumer Care, Diagnostics
----------------------------------------------------------------------------------------------------------------------------
Net sales                                                     940         845      -10.1%      2,861       2,443     - 14.6%
----------------------------------------------------------------------------------------------------------------------------
  Consumer Care                                               457         363      -20.6%      1,385       1,053     - 24.0%
----------------------------------------------------------------------------------------------------------------------------
  Diagnostics                                                 483         482       -0.2%      1,476       1,390      - 5.8%
----------------------------------------------------------------------------------------------------------------------------
EBITDA*                                                       203         202       -0.5%        514         754     + 46.7%
----------------------------------------------------------------------------------------------------------------------------
Operating result (EBIT)                                       110         133      +20.9%        270         562    + 108.1%
----------------------------------------------------------------------------------------------------------------------------
of which special items                                        (13)         18                    (25)        315
----------------------------------------------------------------------------------------------------------------------------
Return on sales                                              11.7%       15.7%                   9.4%       23.0%
----------------------------------------------------------------------------------------------------------------------------
Gross cash flow*                                              196         196        0.0%        430         645     + 50.0%
----------------------------------------------------------------------------------------------------------------------------
Net cash flow*                                                203          93      -54.2%        368         541     + 47.0%
----------------------------------------------------------------------------------------------------------------------------

Animal Health
----------------------------------------------------------------------------------------------------------------------------
Net sales                                                     223         204       -8.5%        638         597      - 6.4%
----------------------------------------------------------------------------------------------------------------------------
EBITDA*                                                        60          50      -16.7%        171         150     - 12.3%
----------------------------------------------------------------------------------------------------------------------------
Operating result (EBIT)                                        51          43      -15.7%        144         128     - 11.1%
----------------------------------------------------------------------------------------------------------------------------
of which special items                                          0           0                      0           2
----------------------------------------------------------------------------------------------------------------------------
Return on sales                                              22.9%       21.1%                  22.6%       21.4%
----------------------------------------------------------------------------------------------------------------------------
Gross cash flow*                                               48          46       -4.2%        140         134      - 4.3%
----------------------------------------------------------------------------------------------------------------------------
Net cash flow*                                                 57          60       +5.3%         75         102     + 36.0%
----------------------------------------------------------------------------------------------------------------------------

* for definition see Bayer Group Highlights

EBIT increased to (euro)40 million in the third quarter. This growth in earnings resulted mainly from the optimization of production processes in Biological Products, the cost-structure programs in Pharmaceuticals and the favorable business trend. The special items largely comprised restructuring charges.

     The U.S. Food and Drug Administration approved the once-daily formulation Cipro(R) XR to treat complicated urinary tract infections. We have also taken an important step in the field of cancer research: a Raf kinase inhibitor that is being developed jointly with U.S.-based Onyx Pharmaceuticals Inc. has reached Phase III clinical testing for the treatment of advanced renal cell carcinoma.

     As part of our ongoing portfolio management, we plan to divest the plasma business of the Biological Products Division. These activities are shown under discontinuing operations. The Kogenate(R) business is not affected by this decision.

     Following the first two successfully concluded Baycol(R) trials in Texas and Mississippi in March and April of this year, the number of rhabdomyolysis cases resolved by settlement increased substantially. As of November 6, 2003, 1,811 cases had been settled for payments totaling US$ 659 million. Moreover, Bayer is in settlement negotiations with several hundred further plaintiffs. Bayer remains willing to settle those cases in which plaintiffs suffered serious side-effects due to our product. As of November 6, 2003, 11,459 cases remain pending. Where facts have been developed in the course of the litigation it so far appears that the vast majority of plaintiffs did not suffer serious side-effects.

     Should the U.S. plaintiffs in the Baycol(R) litigation or in the phenylpropanolamine (PPA) product liability litigation substantially prevail despite the existing meritorious defenses, it is possible that Bayer could face payments that exceed its insurance coverage. The same is true should an unexpectedly sharp increase in settlement cases occur in the Baycol(R) litigation. PPA, which was widely used as an active ingredient in appetite suppressants and cough-and-cold medications by many manufacturers, was voluntarily replaced by Bayer and other producers in the U.S. in 2000 after a recommendation by the U.S. Food and Drug Administration.

Best-Selling HealthCare Products

                                                                                       First Three
(euro) million                                            3rd Quarter                    Quarters
                                                              2003         Change          2003        Change
--------------------------------------------------------------------------------------------------------------
Ciprobay(R)/Cipro(R) (Pharmaceuticals)                        332           - 1%          1,111           0%
--------------------------------------------------------------------------------------------------------------
Adalat(R) (Pharmaceuticals)                                   167           - 8%            505        - 19%
--------------------------------------------------------------------------------------------------------------
Aspirin(R) (Consumer Care/Pharmaceuticals)                    152           + 5%            438           0%
--------------------------------------------------------------------------------------------------------------
Kogenate(R) (Biological Products)                             140          + 18%            355        + 25%
--------------------------------------------------------------------------------------------------------------
Ascensia(R) Elite (Diagnostics)                               117           - 1%            316        - 15%
--------------------------------------------------------------------------------------------------------------
ADVIA(R) Centaur System (Diagnostics)                          98          + 21%            278        + 15%
--------------------------------------------------------------------------------------------------------------
Levitra(R) (Pharmaceuticals)                                   88              o            111           o
--------------------------------------------------------------------------------------------------------------
Gamimune(R)N (Biological Products)                             82           + 6%            220         - 5%
--------------------------------------------------------------------------------------------------------------
Glucobay(R) (Pharmaceuticals)                                  72          + 13%            207         - 1%
--------------------------------------------------------------------------------------------------------------
Avalox(R)/Avelox(R) (Pharmaceuticals)                          54           + 8%            193         +19%
--------------------------------------------------------------------------------------------------------------

Total                                                       1,302          + 11%          3,734         + 2%
--------------------------------------------------------------------------------------------------------------
Proportion of HealthCare sales                                58%                           57%
--------------------------------------------------------------------------------------------------------------

     The Consumer Care and Diagnostics segment continued to develop well in the third quarter. Despite the divestment of the household insecticides business and the strength of the euro, reported sales moved back by only 10.1 percent to
(euro)845 million. In local currencies and before portfolio effects, sales climbed by 5.3 percent, with the Consumer Care and Diagnostics divisions expanding by 3.3 and 7.2 percent, respectively. The U.S. business drove growth of the Consumer Care Division, which was mainly due to the very positive performance of the One-A-Day(R) Weight Smart vitamin line introduced at the beginning of the year. Also making pleasing gains was the analgesic Aleve(R), which grew faster than the U.S. market for non-prescription pain relievers. Both the Professional Testing and Self-Testing units of the Diagnostics Division posted good growth year on year. In the Self-Testing business, the improvement over the preceding quarters was chiefly attributable to new product launches in the Ascensia(R) line in a number of countries. We expect these newly launched blood glucose measurement systems to further improve our position in the self-testing market. In Professional Testing all product groups performed encouragingly, with the ADVIA(R) product line fairing especially well. Our position should again be strengthened by the launches of the ADVIA(R) IMS800i laboratory diagnostics system and the BNP heart failure assay for the ADVIA(R) Centaur system.

     EBIT improved by 20.9 percent compared to the third quarter of 2002, to
(euro)133 million, helped by special items and particularly the enhanced performance of the Professional Testing unit.

     The Animal Health segment was also hampered by negative currency effects. Third-quarter sales fell by 8.5 percent in euros but remained steady in local currencies.

     EBIT dropped by 15.7 percent to (euro)43 million, largely because of unfavorable currency parities and heightened competition in the United States. These effects were only partly offset by strict cost management.

CropScience Key Data

(euro)million                                           3rd Quarter                       First Three Quarters
                                                     2002          2003       Change        2002         2003       Change
---------------------------------------------------------------------------------------------------------------------------
Net sales                                           1,313         1,125       - 14.3%       3,262        4,353      + 33.4%
---------------------------------------------------------------------------------------------------------------------------
Proportion of Group sales                            17.6%         16.5%                     14.7%        20.3%
---------------------------------------------------------------------------------------------------------------------------
  Insecticides*                                                     282                                  1,043
---------------------------------------------------------------------------------------------------------------------------
  Fungicides*                                                       176                                    836
---------------------------------------------------------------------------------------------------------------------------
  Herbicides*                                                       317                                  1,390
---------------------------------------------------------------------------------------------------------------------------
  Seed Treatment/Environmental
---------------------------------------------------------------------------------------------------------------------------
  Science/BioScience*                                               335                                  1,069
---------------------------------------------------------------------------------------------------------------------------

EBITDA**                                              (55)           51            o          299          920           o
---------------------------------------------------------------------------------------------------------------------------
Operating result (EBIT)                              (219)         (134)      + 38.8%         (53)         342           o
---------------------------------------------------------------------------------------------------------------------------
of which special items                                 (3)          (25)                       (3)         (40)
---------------------------------------------------------------------------------------------------------------------------
Return on sales                                     (16.7)%       (11.9)%                    (1.6)%        7.9%
---------------------------------------------------------------------------------------------------------------------------
Gross cash flow**                                     (40)         (100)     - 150.0%         221          620     + 180.5%
---------------------------------------------------------------------------------------------------------------------------
Net cash flow**                                       541           461       - 14.8%         870        1,003      + 15.3%
---------------------------------------------------------------------------------------------------------------------------

*  2002 sales figures for product groups are not available.
** for definition see Bayer Group Highlights


CropScience

The third quarter saw a year-on-year fall of 14.3 percent, or (euro)188 million, in CropScience sales to (euro)1,125 million. In local currencies and adjusted for the absence of the products divested to comply with antitrust conditions, sales rose by 3.5 percent. Products containing our most important active ingredient, imidacloprid, continued to enjoy strong sales, as in the first half of the year - particularly our seed treatment product Gaucho(R), which made further gains in the important U.S., German and Italian markets. Business in Europe was impaired by sustained drought conditions that led to lower demand for fungicides. Sales increased significantly in North America due to heavy demand for fungicides and insecticides. In the third quarter we obtained registration there for our new insecticides Poncho(R) and Calypso(R). Business in South America was impacted by negative currency and portfolio effects. Sales in the first three quarters increased by 33.4 percent, or (euro)1,091 million, to
(euro)4,353 million as a result of the Aventis CropScience acquisition.

     EBIT improved to minus (euro)134 million in the third quarter despite the sales decline and restructuring charges, margins for the former Aventis CropScience products having been impaired in the same period last year by factors related to the acquisition. EBIT for the first nine months improved from minus (euro)53 million to (euro)342 million, while EBITDA rose to (euro)920 million, compared to (euro)299 million in the first three quarters of 2002. This yields an EBITDA margin of 21.1 percent, compared to 9.2 percent a year ago.

     The integration of Aventis CropScience has continued successfully in 2003 and is now at an advanced stage.

Polymers Key Data

(euro)million                                          3rd Quarter                     First Three Quarters
                                                     2002        2003        Change       2002       2003        Change
-----------------------------------------------------------------------------------------------------------------------
Net sales                                            2,595       2,456       - 5.4%       7,872      7,459       - 5.2%
-----------------------------------------------------------------------------------------------------------------------
Proportion of Group sales                             34.8%       35.9%                    35.5%      34.8%
-----------------------------------------------------------------------------------------------------------------------

EBITDA*                                                440         233      - 47.0%       1,072        815      - 24.0%
-----------------------------------------------------------------------------------------------------------------------
Operating result (EBIT)                                101        - 11     - 110.9%         137        132       - 3.6%
-----------------------------------------------------------------------------------------------------------------------
of which special items                                 (51)        (32)                    (236)       (64)
-----------------------------------------------------------------------------------------------------------------------
Return on sales                                        3.9%       (0.4)%                    1.7%       1.8%
-----------------------------------------------------------------------------------------------------------------------
Gross cash flow*                                       378         210      - 44.4%         927        756      - 18.4%
-----------------------------------------------------------------------------------------------------------------------
Net cash flow*                                         336         514      + 53.0%         795        666      - 16.2%
-----------------------------------------------------------------------------------------------------------------------

Plastics, Rubber
-----------------------------------------------------------------------------------------------------------------------
Net sales                                            1,313       1,170      - 10.9%       3,951      3,630       - 8.1%
-----------------------------------------------------------------------------------------------------------------------
  Thermoplastic Polymers                               770         702       - 8.8%       2,245      2,121       - 5.5%
-----------------------------------------------------------------------------------------------------------------------
  Rubber Polymers                                      543         468      - 13.8%       1,706      1,509      - 11.5%
-----------------------------------------------------------------------------------------------------------------------

EBITDA*                                                258          62      - 76.0%         501        262      - 47.7%
-----------------------------------------------------------------------------------------------------------------------
Operating result (EBIT)                                 95         (50)          o          126        (41)          o
-----------------------------------------------------------------------------------------------------------------------
of which special items                                   5         (23)                     (56)       (16)
-----------------------------------------------------------------------------------------------------------------------
Return on sales                                        7.2%       (4.3)%                    3.2%      (1.1)%
-----------------------------------------------------------------------------------------------------------------------
Gross cash flow*                                       208          58      - 72.1%         407        224      - 45.0%
-----------------------------------------------------------------------------------------------------------------------
Net cash flow*                                         167         215      + 28.7%         331        102      - 69.2%
-----------------------------------------------------------------------------------------------------------------------

Polyurethanes, Coatings, Fibers
-----------------------------------------------------------------------------------------------------------------------
Net sales                                            1,282       1,286       + 0.3%       3,921      3,829       - 2.3%
-----------------------------------------------------------------------------------------------------------------------
  Polyurethane Materials                               786         810       + 3.1%       2,388      2,373       - 0.6%
-----------------------------------------------------------------------------------------------------------------------
  Coatings Materials                                   496         476       - 4.0%       1,533      1,456       - 5.0%
-----------------------------------------------------------------------------------------------------------------------

EBITDA*                                                182         171       - 6.0%         571        553       - 3.2%
-----------------------------------------------------------------------------------------------------------------------
Operating result (EBIT)                                  6          39           o           11        173           o
-----------------------------------------------------------------------------------------------------------------------
of which special items                                 (56)         (9)                    (180)       (48)
-----------------------------------------------------------------------------------------------------------------------
Return on sales                                        0.5%        3.0%                     0.3%       4.5%
-----------------------------------------------------------------------------------------------------------------------
Gross cash flow*                                       170         152      - 10.6%         520        532       + 2.3%
-----------------------------------------------------------------------------------------------------------------------
Net cash flow*                                         169         299      + 76.9%         464        564      + 21.6%
-----------------------------------------------------------------------------------------------------------------------

* for definition see Bayer Group Highlights

Polymers

Sales of Polymers declined by 5.4 percent in the third quarter, to (euro)2,456 million, mainly due to adverse currency effects. EBIT was sharply down, at minus
(euro)11 million.

     Business in the PLASTICS AND RUBBER segment decreased by 10.9 percent to
(euro)1,170 million, largely because of the weakness of the U.S. dollar. In local currencies and adjusted to reflect the divestment of PolymerLatex, sales fell by 3.1 percent, hampered as before by the absence of an economic recovery in Europe. Despite the overall trend, however, there was encouraging growth in polycarbonate sales in the Greater China region as important customers such as the automotive and electronics industries continued their expansion in the Far East.

     The main reasons for the significant decline in EBIT, to minus (euro)50 million, were sustained pressure on prices - partly because Asian competitors were able to exploit their currency advantages - and high raw material costs. Special items diminished ~earnings by (euro)23 million, with the closure of a production line for butadiene rubber (BR) at the site in Marl, Germany, accounting for (euro)12 million. Our acquisition of the remaining shares of Makroform GmbH on July 15, 2003 strengthens our position as a leading supplier of polycarbonate sheet.

     Sales of the Polyurethanes, Coatings and Fibers segment remained steady year on year at (euro)1,286 million. Business was up by 6.0 percent in local currencies. The MDI business continued to expand, with high capacity utilization and sales up 12.0 percent in the third quarter. Despite a squeeze on prices, the TDI business rebounded from its low level of the second quarter to grow 7.2 percent year-on-year in the third quarter. The drop in sales of coatings materials was largely currency-related.

     EBIT improved to (euro)39 million in the third quarter, largely thanks to the strength of the MDI business. For this segment, too, competitive pressure from outside Europe was a negative factor. EBIT contains (euro)9 million in special items, including a (euro)7 million charge for the closure of the polyether site at Institute, West Virginia, United States.

Chemicals Key Data

(euro)million                                                     3rd Quarter                   First Three Quarters
                                                                 2002      2003      Change        2002       2003      Change
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                                        1,105       839      - 24.1%       3,450     2,582     - 25.2%
-------------------------------------------------------------------------------------------------------------------------------
of which discontinuing operations                                  210         0                      666         0
-------------------------------------------------------------------------------------------------------------------------------
Proportion of Group sales                                         14.8%     12.3%                    15.5%     12.0%
-------------------------------------------------------------------------------------------------------------------------------
Industrial Chemicals                                               245       246       + 0.4%         757       747      - 1.3%
-------------------------------------------------------------------------------------------------------------------------------
Custom Manufacturing                                                57        40      - 29.8%         172       134     - 22.1%
-------------------------------------------------------------------------------------------------------------------------------
Functional Chemicals                                               128       126       - 1.6%         392       398      + 1.5%
-------------------------------------------------------------------------------------------------------------------------------
Process Chemicals                                                  217       184      - 15.2%         683       562     - 17.7%
-------------------------------------------------------------------------------------------------------------------------------
H.C. Starck                                                        141       137       - 2.8%         458       421      - 8.1%
-------------------------------------------------------------------------------------------------------------------------------
Wolff Walsrode                                                      60        59       - 1.7%         177       173      - 2.3%
-------------------------------------------------------------------------------------------------------------------------------
Others (including Haarmann & Reimer in 2002)                       257        47      - 81.7%         811       147     - 81.9%
-------------------------------------------------------------------------------------------------------------------------------

EBITDA*                                                          1,055        79      - 92.5%       1,353       264     - 80.5%
-------------------------------------------------------------------------------------------------------------------------------
Operating result (EBIT)                                            959        13      - 98.6%       1,050        53     - 95.0%
-------------------------------------------------------------------------------------------------------------------------------
of which discontinuing operations                                  922         0                      965         0
-------------------------------------------------------------------------------------------------------------------------------
of which special items                                             889         0                      844       (13)
-------------------------------------------------------------------------------------------------------------------------------
Return on sales                                                   86.8%      1.5%                    30.4%      2.1%
-------------------------------------------------------------------------------------------------------------------------------
Gross cash flow*                                                   138        24      - 82.6%         377       216     - 42.7%
-------------------------------------------------------------------------------------------------------------------------------
Net cash flow*                                                     205         7      - 96.6%         421        75     - 82.2%
-------------------------------------------------------------------------------------------------------------------------------

* for definition see Bayer Group Highlights

Chemicals

Chemicals sales fell by 24.1 percent in the third quarter of 2003, to (euro)839 million. Adjusted for portfolio changes and measured in local currencies, business remained nearly steady, with sales gains for Industrial Chemicals and H.C. Starck in particular.

     With margins impaired by unfavorable currency parities, EBIT from continuing operations declined by (euro)24 million to (euro)13 million.

     To further optimize our portfolio, we sold Walothen GmbH to the Wihuri group of Finland effective November 1, 2003.

PERFORMANCE BY REGION

There was still no tangible improvement in the economic situation of the euro zone in the third quarter of 2003. Investment and private consumption remained weak, while the continuing strength of the euro made it more difficult for many export-oriented companies to offer competitive prices. Against this background, sales of our European companies decreased by 10.5 percent to (euro)3,065 million. This decline and the lower margins, particularly on export business, caused EBIT to fall to minus (euro)151 million.

     The U.S. economy received strong stimulus from the government's economic policy, with GDP growing surprisingly fast since the beginning of the year. Although sales of our North American companies dipped by 1.7 percent in euros, business was up by 8.9 percent in local currencies. As in the preceding quarters, the increase in HealthCare earnings led to a significant improvement in EBIT, to (euro)92 million.

     An economic uptrend was also apparent in most of the Asia/Pacific countries. Third-quarter sales of our companies in that region grew by 4.5 percent in local currencies and declined by 5.6 percent in euros. Our business in China remains the growth driver in this region. EBIT for the Asia/Pacific region increased by (euro)14 million to (euro)43 million.

     The economy appears to be stabilizing this year in most parts of our Latin America/Africa/Middle East region. The substantial decline in the sales of our companies in this region, which fell by 21.9 percent to (euro)610 million, was primarily due to the sale of the household insecticides business and factors relating to CropScience. EBIT also declined significantly, to (euro)86 million.

Bayer Group Summary Cash Flow Statements

(euro)million                                                                 3rd Quarter             First Three Quarters
                                                                            2002        2003           2002          2003
-------------------------------------------------------------------------------------------------------------------------
Gross cash flow*                                                              611         541          2,206        3,032
-------------------------------------------------------------------------------------------------------------------------
Changes in working capital                                                    786         652            524         (709)
-------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                   1,397       1,193          2,730        2,323
-------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                        (2,729)       (272)        (7,135)         677
-------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                         1,190        (469)         4,394       (1,571)
-------------------------------------------------------------------------------------------------------------------------
Changes in cash and cash equivalents due to business activities              (142)        452            (11)       1,429
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of period                              840       1,728            719          767
-------------------------------------------------------------------------------------------------------------------------
Change due to exchange rate movements and to changes in scope of
consolidation                                                                  11          (9)             1          (25)
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of third quarter                             709       2,171            709        2,171
-------------------------------------------------------------------------------------------------------------------------
Marketable securities and other instruments                                    27          32             27           32
-------------------------------------------------------------------------------------------------------------------------
Liquid assets as per balance sheets                                           736       2,203            736        2,203
-------------------------------------------------------------------------------------------------------------------------

* for definition see Bayer Group Highlights

LIQUIDITY AND CAPITAL RESOURCES

The consolidated financial statements for the first three quarters of 2003 have been prepared as for the year 2002 according to the rules of the International Accounting Standards Board (IASB), London. Reference should be made as appropriate to the notes to the 2002 statements.

     Gross cash flow decreased by (euro)70 million, or 11.5 percent, in the third quarter of 2003, chiefly as a result of higher income tax payments. Net cash flow, at (euro)1,193 million, was down (euro)204 million but still at a high level. A significant component of the operating cash flow was a (euro)558 million decline in accounts receivable during the third quarter, resulting mainly from seasonal effects in the CropScience business area and strict receivables management. Net cash flow in the first three quarters amounted to
(euro)2,323 million, after disbursements of (euro)231 million made following a settlement reached with U.S. authorities in the context of an investigation into pharmaceutical product prices. A cash outflow of (euro)51 million pertained to the discontinuing plasma operations. (In 2002, a (euro)102 million cash outflow pertained to the plasma operations, and a (euro)100 million inflow to Haarmann & Reimer).

     Net cash used in investing activities came to (euro)272 million in the third quarter. Here, cash outflows of (euro)454 million for capital expenditures were partially offset by (euro)164 million in inflows from asset sales and divestments. Interest and other financial receipts amounted to (euro)18 million. Net cash used in investing activities in the third quarter of the previous year included disbursements in connection with the acquisition of Aventis CropScience. In the first three quarters, investing activities provided net cash of (euro)677 million, with a (euro)15 million outflow pertaining to discontinuing operations. (In 2002, a (euro)9 million cash outflow pertained to the plasma operations, and a (euro)69 million outflow to Haarmann & Reimer).

     Financing activities resulted in a net cash outflow of (euro)469 million in the third quarter, including primarily (euro)384 million in loan repayments and
(euro)91 million in interest paid after taxes. Net cash of (euro)1,571 million was used in financing activities in the first nine months, with a cash inflow of
(euro)66 million pertaining to discontinuing operations. (In 2002, a (euro)109 million cash inflow pertained to the plasma operations, and a (euro)1 million outflow to Haarmann & Reimer).

     Cash and cash equivalents increased from the third quarter of 2002 by
(euro)1,462 million to (euro)2,171 million. Including marketable securities and other instruments, the Group had liquid assets of (euro)2,203 million on September 30, 2003.

Earnings

(euro)million                                          3rd Quarter                   First Three Quarters
                                                     2002       2003      Change       2002       2003      Change
------------------------------------------------------------------------------------------------------------------
Operating result (EBIT)                              858         21      - 97.6%       1,950      1,550     - 20.5%
------------------------------------------------------------------------------------------------------------------
of which discontinuing operations                    875        (19)                     889        (42)
------------------------------------------------------------------------------------------------------------------
of which special items                               790        (83)                   1,063        189
------------------------------------------------------------------------------------------------------------------
Non-operating result                                (241)      (211)     + 12.4%        (354)      (559)    - 57.9%
------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                    617       (190)          o        1,596        991     - 37.9%
------------------------------------------------------------------------------------------------------------------
Net income (loss)                                    656       (123)          o        1,472        591     - 59.9%
------------------------------------------------------------------------------------------------------------------

EARNINGS PERFORMANCE

Reported EBIT declined by (euro)837 million in the third quarter of 2003, to
(euro)21 million, though before special items EBIT increased by 52.9 percent to
(euro)104 million. Special items for the third quarter mainly comprised restructuring charges. Earnings for the same period of 2002 contained proceeds of (euro)909 million from the sale of the Haarmann & Reimer group.

     The non-operating result improved by (euro)30 million to minus (euro)211 million, largely because of a (euro)39 million reduction in net interest expense, to (euro)93 million.

     The Bayer Group reported a pre-tax loss of (euro)190 million for the quarter. After accounting for tax income of (euro)74 million and minority interests, a net loss of (euro)123 million was recorded. Net income for the first three quarters amounted to (euro)591 million.

     We terminated our research agreement with Millennium Pharmaceuticals on October 31, 2003, as planned, and sold our interest in this biotech company in the fourth quarter. The divestiture proceeds of more than US$ 300 million will be used to further reduce net debt.

Balance Sheet Structure

(euro)million                                      Sept. 30, 2002     Sept. 30, 2003     Dec. 31, 2002
------------------------------------------------------------------------------------------------------
Noncurrent assets                                      25,337             21,666             23,513
------------------------------------------------------------------------------------------------------
Current assets                                         17,884             17,031             16,890
------------------------------------------------------------------------------------------------------
Deferred taxes and deferred charges                     1,262              1,048              1,289
------------------------------------------------------------------------------------------------------
Stockholders' equity                                   16,131             14,713             15,335
------------------------------------------------------------------------------------------------------
Minority stockholders' interest                           152                137                120
------------------------------------------------------------------------------------------------------
Liabilities                                            24,979             22,461             23,320
------------------------------------------------------------------------------------------------------
Deferred taxes and deferred income                      3,221              2,434              2,917
------------------------------------------------------------------------------------------------------
Total assets                                           44,483             39,745             41,692
------------------------------------------------------------------------------------------------------

ASSET AND CAPITAL STRUCTURE

Total assets decreased by (euro)1.9 billion compared with the beginning of 2003, to (euro)39.7 billion.

     Intangible assets shrank by (euro)0.9 billion to (euro)8.0 billion. Property, plant and equipment decreased by (euro)1.1 billion, with (euro)0.9 billion in capital expenditures offset by (euro)1.3 billion in depreciation and amortization and (euro)0.3 billion in retirements. Negative currency effects diminished property, plant and equipment by (euro)0.4 billion.

     The total of inventories and receivables dropped by (euro)1.3 billion, or
7.9 percent, to (euro)14.8 billion, with inventories up 0.5 percent, to
(euro)6.4 billion, but trade accounts receivable down by 4.3 percent, to
(euro)5.3 billion. Other receivables declined by 25.2 percent to (euro)3.2 billion, as the assets earmarked for divestment and since divested in connection with the Aventis CropScience acquisition were still included in this item at the end of 2002. Liquid assets grew by (euro)1.4 billion to (euro)2.2 billion, particularly due to the operating cash flow. Total current assets increased by
(euro)0.1 billion compared with December 31, 2002, to (euro)17.0 billion.

     Stockholders' equity declined by (euro)0.6 billion to (euro)14.7 billion. A
(euro)0.6 billion allocation out of net income was offset by the (euro)0.6 billion dividend payment for 2002 along with a further (euro)0.6 billion reduction, resulting mainly from currency translations, which was not recognized in net income.

     Equity coverage of total assets rose by 0.2 percentage points compared to the end of 2002, to 37.0 percent.

     Liabilities fell by (euro)0.9 billion to (euro)22.5 billion, chiefly due to a decline in trade accounts payable and to the disbursements made following the settlement reached with U.S.

authorities in the context of an investigation into pharmaceutical product prices. Gross financial liabilities dropped by (euro)0.5 billion, to (euro)9.1 billion.

     Net debt declined by (euro)1.9 billion in the first three quarters, to
(euro)6.9 billion.

CAPITAL EXPENDITURES

As in the previous quarters, we again spent considerably less for intangible assets, property, plant and equipment in the third quarter of 2003 than in the corresponding period last year. Capital expenditures were down by 37.2 percent, to (euro)384 million.

Bayer Group Consolidated Statements of Income (Summary)

                                                                                      First Three
(euro)million                                       3rd Quarter                         Quarters
                                                        2002           2003               2002           2003
--------------------------------------------------------------------------------------------------------------
Net sales                                               7,459           6,834            22,196         21,446
--------------------------------------------------------------------------------------------------------------
of which discontinuing operations                         362             159             1,155            452
--------------------------------------------------------------------------------------------------------------
Cost of goods sold                                     (4,524)         (4,199)          (13,108)       (12,329)
--------------------------------------------------------------------------------------------------------------
Gross profit                                            2,935           2,635             9,088          9,117
--------------------------------------------------------------------------------------------------------------
Selling expenses                                       (1,757)         (1,497)           (5,048)        (4,688)
--------------------------------------------------------------------------------------------------------------
Research and development expenses                        (640)           (639)           (1,842)        (1,766)
--------------------------------------------------------------------------------------------------------------
General administration expenses                          (391)           (427)           (1,063)        (1,197)
--------------------------------------------------------------------------------------------------------------
Other operating income                                  1,048             225             1,786            942
--------------------------------------------------------------------------------------------------------------
Other operating expenses                                 (337)           (276)             (971)          (858)
--------------------------------------------------------------------------------------------------------------

Operating result (EBIT)                                   858              21             1,950          1,550
--------------------------------------------------------------------------------------------------------------
of which discontinuing operations                         875             (19)              889            (42)
--------------------------------------------------------------------------------------------------------------
Non-operating result                                     (241)           (211)             (354)          (559)
--------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                         617            (190)            1,596            991
--------------------------------------------------------------------------------------------------------------
Income taxes                                               44              74              (115)          (385)
--------------------------------------------------------------------------------------------------------------
Income (loss) after taxes                                 661            (116)            1,481            606
--------------------------------------------------------------------------------------------------------------
Minority stockholders' interest                           (5)              (7)               (9)           (15)
--------------------------------------------------------------------------------------------------------------
Net income (loss)                                         656            (123)            1,472            591
--------------------------------------------------------------------------------------------------------------
Earnings per share ((euro))                              0.90           (0.17)             2.02           0.81
--------------------------------------------------------------------------------------------------------------

     Total capital spending in the first nine months of 2003 fell by 27.2 percent to (euro)1,184 million. At 57.2 percent of our (euro)2,069 million scheduled depreciation and amortization, the level of capital expenditures was in line with our planning. Europe accounted for capital spending of (euro)778 million, 60.4 percent of which went for our sites in Germany.

EMPLOYEES

On September 30, 2003, the Bayer Group had 117,300 employees, 5,300 fewer than at the start of the year. Headcount was reduced by 2,200 in Europe, 1,100 in North America, 1,400 in Asia/Pacific and 600 in Latin America/Africa/Middle East.

     Personnel expenses were down by 11.8 percent in the third quarter, to
(euro)1,940 million, and by 4.3 percent in the first three quarters as a whole, to (euro)5,898 million.

Bayer Group Consolidated Balance Sheets (Summary)

(euro)million                                             Sept. 30,     Sept. 30,      Dec. 31,
                                                            2002          2003           2002
---------------------------------------------------------------------------------------------
Assets

Noncurrent assets

Intangible assets                                          10,512          8,010        8,879
---------------------------------------------------------------------------------------------
Property, plant and equipment                              12,704         11,387       12,436
---------------------------------------------------------------------------------------------
Investments                                                 2,121          2,269        2,198
---------------------------------------------------------------------------------------------
                                                           25,337         21,666       23,513
---------------------------------------------------------------------------------------------

Current Assets

Inventories                                                 6,706          6,375        6,342
---------------------------------------------------------------------------------------------
Receivables and other assets
---------------------------------------------------------------------------------------------
  Trade accounts receivable                                 6,134          5,302        5,542
---------------------------------------------------------------------------------------------
  Other receivables and other assets                        4,308          3,151        4,210
---------------------------------------------------------------------------------------------
                                                           10,442          8,453        9,752
---------------------------------------------------------------------------------------------
Liquid assets                                                 736          2,203          796
---------------------------------------------------------------------------------------------
                                                           17,884         17,031       16,890
---------------------------------------------------------------------------------------------
Deferred Taxes                                                915            618          967
---------------------------------------------------------------------------------------------
Deferred Charges                                              347            430          322
---------------------------------------------------------------------------------------------
                                                           44,483         39,745       41,692
---------------------------------------------------------------------------------------------
of which discontinuing operations                             902            815          853
---------------------------------------------------------------------------------------------
Stockholders' Equity and Liabilities

Stockholders' Equity

Capital stock and reserves                                  4,812          4,812        4,812
---------------------------------------------------------------------------------------------
Retained earnings                                          10,127         10,479       10,076
---------------------------------------------------------------------------------------------
Net income                                                  1,472            591        1,060
---------------------------------------------------------------------------------------------
Other comprehensive income
---------------------------------------------------------------------------------------------
Currency translation adjustment                             (284)        (1,268)        (593)
---------------------------------------------------------------------------------------------
Miscellaneous items                                             4             99         (20)
---------------------------------------------------------------------------------------------
                                                           16,131         14,713       15,335
---------------------------------------------------------------------------------------------
Minority Stockholders' Interest                               152            137          120
---------------------------------------------------------------------------------------------

Liabilities

Long-term liabilities

Long-term financial liabilities                             7,268          6,960        7,318
---------------------------------------------------------------------------------------------
Miscellaneous long-term liabilities                           108             80           92
---------------------------------------------------------------------------------------------
Provisions for pensions and other                           4,946          5,112        4,925
---------------------------------------------------------------------------------------------
post-employment benefits
---------------------------------------------------------------------------------------------
Other long-term provisions                                  1,298          1,277        1,215
---------------------------------------------------------------------------------------------
                                                           13,620         13,429       13,550
---------------------------------------------------------------------------------------------

Short-term Liabilities

Short-term financial liabilities                            5,272          2,656        2,841
---------------------------------------------------------------------------------------------
  Trade accounts payable                                    2,285          1,749        2,534
---------------------------------------------------------------------------------------------
  Miscellaneous short-term liabilities                      2,101          2,100        2,138
---------------------------------------------------------------------------------------------
  Short-term provisions                                     1,701          2,527        2,257
---------------------------------------------------------------------------------------------
                                                           11,359          9,032        9,770
---------------------------------------------------------------------------------------------
                                                           24,979         22,461       23,320
---------------------------------------------------------------------------------------------
of which discontinuing operations                              90             98           81
---------------------------------------------------------------------------------------------
Deferred taxes                                              2,803          1,867        2,453
---------------------------------------------------------------------------------------------
Deferred income                                               418            567          464
---------------------------------------------------------------------------------------------
                                                           44,483         39,745       41,692
---------------------------------------------------------------------------------------------

The statements for the first three quarters are unaudited.

Bayer Group Consolidated Statements of Changes in Stockholders' Equity (Summary)

                                             Capital
                                              stock                             Currency
                                               and       Retained       Net    translation   Miscellaneous
(euro)million                                reserves    earnings     income    adjustment     items        Total
-----------------------------------------------------------------------------------------------------------------
December 31, 2001                              4,812       9,841        965        759            545      16,922
-----------------------------------------------------------------------------------------------------------------
Dividend payment                                                       (657)                                 (657)
-----------------------------------------------------------------------------------------------------------------
Allocation to retained earnings                              286       (308)                                  (22)
-----------------------------------------------------------------------------------------------------------------
Exchange differences                                                            (1,043)                    (1,043)
-----------------------------------------------------------------------------------------------------------------
Other changes in stockholders' equity                                                            (541)       (541)
-----------------------------------------------------------------------------------------------------------------
Net income                                                            1,472                                 1,472
-----------------------------------------------------------------------------------------------------------------
September 30, 2002                             4,812      10,127      1,472       (284)             4      16,131
-----------------------------------------------------------------------------------------------------------------
December 31, 2002                              4,812      10,076      1,060       (593)           (20)     15,335
-----------------------------------------------------------------------------------------------------------------
Dividend payment                                                       (657)                                 (657)
-----------------------------------------------------------------------------------------------------------------
Allocation to retained earnings                              403       (403)                                    0
-----------------------------------------------------------------------------------------------------------------
Exchange differences                                                              (675)                      (675)
-----------------------------------------------------------------------------------------------------------------
Other changes in stockholders' equity                                                             119         119
-----------------------------------------------------------------------------------------------------------------
Net income                                                              591                                   591
-----------------------------------------------------------------------------------------------------------------
September 30, 2003                             4,812      10,479        591     (1,268)            99      14,713
-----------------------------------------------------------------------------------------------------------------

Key Data by Segment

-----------------------------------------------------------------------------------------------------------------------------------
3rd Quarter                                HealthCare                           CropScience                            Polymers
Segments
                     Pharmaceuticals,      Consumer                                                                 Polyurethanes,
                        Biological           Care,                                                                     Coatings,
                         Products         Diagnostics      Animal Health        CropScience     Plastics, Rubber        Fibers

                       3rd Quarter        3rd Quarter       3rd Quarter         3rd Quarter        3rd Quarter        3rd Quarter

(euro)million         2002     2003       2002     2003     2002     2003     2002      2003      2002     2003     2002      2003
------------------------------------------------------------------------------------------------------------------------------------
Net sales (external)  1,116    1,210       940      845      223      204     1,313     1,125    1,313    1,170     1,282     1,286
------------------------------------------------------------------------------------------------------------------------------------
o Change in(euro)      -2.4%    +8.4%     -8.2%   -10.1%    -3.0%    -8.5%   +135.7%    -14.3%    -2.2%   -10.9%     -6.4%     +0.3%
------------------------------------------------------------------------------------------------------------------------------------
o Change in local
  currencies           +5.6%   +16.5%     +2.7%    -2.1%    +6.1%    -0.9%   +146.2%    -8.3 %    +2.1%    -6.2%     -0.1%     +6.0%
------------------------------------------------------------------------------------------------------------------------------------
Intersegment
   sales                  8       25         0        8        0        1        12        10       30        4        13        60
------------------------------------------------------------------------------------------------------------------------------------
Operating result
  (EBIT)                (33)      40       110      133       51       43      (219)     (134)      95      (50)        6        39
------------------------------------------------------------------------------------------------------------------------------------
Return on sales        (3.0)%    3.3%     11.7%    15.7%    22.9%    21.1%    (16.7)%   (11.9)%    7.2%    (4.3)%     0.5%      3.0%
------------------------------------------------------------------------------------------------------------------------------------
Depreciation and
  amortization           76       68        93       69        9        7       164       185      163      112       176       132
------------------------------------------------------------------------------------------------------------------------------------
Gross cash flow*         41      108       196      196       48       46       (40)     (100)     208       58       170       152
------------------------------------------------------------------------------------------------------------------------------------
Net cash flow*           87       85       203       93       57       60       541       461      167      215       169       299
------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
3rd Quarter                          Chemicals
Segments                                                                                    of which
                                                                                          discontinuing
                                                                                            operations         of which
                                                                                         (Pharmaceuticals,  discontinuing
                                                                                            Biological        operations
                                                     Reconciliation      Bayer Group         Products         (Chemicals)

                                    3rd Quarter        3rd Quarter       3rd Quarter         3rd Quarter      3rd Quarter

(euro)million                      2002      2003      2002    2003     2002       2003      2002    2003     2002     2003
----------------------------------------------------------------------------------------------------------------------------
Net sales (external)              1,105       839      167      155     7,459      6,834      152     159      210       0
----------------------------------------------------------------------------------------------------------------------------
o Change in(euro)                  +2.0%    -24.1%                       +7.6%      -8.4%
----------------------------------------------------------------------------------------------------------------------------
o Change in local currencies      +10.9%    -20.4%                      +15.6%      -2.2%
----------------------------------------------------------------------------------------------------------------------------
Intersegment sales                  103        42     (166)    (150)
----------------------------------------------------------------------------------------------------------------------------
Operating result (EBIT)             959        13     (111)     (63)      858         21      (47)    (19)     922       0
----------------------------------------------------------------------------------------------------------------------------
Return on sales                    86.8%      1.5%                       11.5%       0.3%
----------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization        96        66        4       93       781        732        8       7        1       0
----------------------------------------------------------------------------------------------------------------------------
Gross cash flow*                    138        24     (150)      57       611        541
----------------------------------------------------------------------------------------------------------------------------
Net cash flow*                      205         7      (32)     (27)    1,397      1,193
----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
First Three Quarters                       HealthCare                          CropScience                            Polymers
Segments
                      Pharmaceuticals,
                        Biological       Consumer Care,                                                           Polyurethanes,

                          Products        Diagnostics        Animal Health       CropScience     Plastics, Rubber  Coatings, Fibers

                        First Three        First Three        First Three        First Three        First Three       First Three
                         Quarters            Quarters          Quarters           Quarters           Quarters          Quarters

(euro)million          2002     2003      2002     2003      2002      2003     2002     2003      2002     2003     2002     2003
----------------------------------------------------------------------------------------------------------------------------
Net sales
  (external)           3,540    3,531     2,861    2,443      638       597     3,262    4,353     3,951    3,630    3,921    3,829
------------------------------------------------------------------------------------------------------------------------------------
o Change in _          -13.1%    -0.3%     -5.3%   -14.6%    -0.6%     -6.4%    +45.8%   +33.4%     -8.8%    -8.1%    -6.0%    -2.3%
------------------------------------------------------------------------------------------------------------------------------------
o Change in local
  currencies            -9.3%   +10.9%     +0.4%    -2.6%    +4.3%     +5.7%    +51.4%   +44.0%     -7.0%    -0.9%    -3.0%    +6.3%
------------------------------------------------------------------------------------------------------------------------------------
Intersegment sales        25       47         2       11        1         2        38       42        94       50       55      162
------------------------------------------------------------------------------------------------------------------------------------
Operating result
  (EBIT)                 192      385       270      562      144       128      -(53)     342       126      (41)      11      173
------------------------------------------------------------------------------------------------------------------------------------
Return on sales          5.4%    10.9%      9.4%    23.0%    22.6%     21.4%     (1.6)%    7.9%      3.2%    (1.1)%    0.3%     4.5%
------------------------------------------------------------------------------------------------------------------------------------
Depreciation and
  amortization           228      179       244      192       27        22       352      578       375      303      560      380
------------------------------------------------------------------------------------------------------------------------------------
Gross cash flow*         226      489       430      645      140       134       221      620       407      224      520      532
------------------------------------------------------------------------------------------------------------------------------------
Net cash flow*           246       40       368      541       75       102       870    1,003       331      102      464      564
------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
First Three Quarters              Chemicals
Segments                                                                                            of which
                                                                                                  discontinuing
                                                                                                   operations       of which
                                                                                                (Pharmaceuticals,  discontinuing
                                                                                                    Biological      operations
                                                     Reconciliation         Bayer Group             Products       (Chemicals)

                                   First Three         First Three          First Three           First Three      First Three
                                    Quarters             Quarters             Quarters              Quarters        Quarters

(euro)million                     2002      2003      2002      2003       2002       2003       2002       2003   2002    2003
--------------------------------------------------------------------------------------------------------------------------------
Net sales (external)             3,450      2,582      573       481      22,196     21,446       489       452     666      0
--------------------------------------------------------------------------------------------------------------------------------
o Change in _                     -9.5%     -25.2%                          -3.1%      -3.4%
--------------------------------------------------------------------------------------------------------------------------------
o Change in local currencies      -4.3%     -18.7%                          +0.9%      +5.7%
--------------------------------------------------------------------------------------------------------------------------------
Intersegment sales                 291        251     (506)     (565)
--------------------------------------------------------------------------------------------------------------------------------
Operating result (EBIT)          1,050         53      210       (52)      1,950      1,550       (76)      (42)    965      0
--------------------------------------------------------------------------------------------------------------------------------
Return on sales                   30.4%       2.1%                           8.8%       7.2%
--------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization      303        211      122       220       2,211      2,085        25        21      32      0
--------------------------------------------------------------------------------------------------------------------------------
Gross cash flow*                   377        216     (115)      172       2,206      3,032
--------------------------------------------------------------------------------------------------------------------------------
Net cash flow*                     421         75      (45)     (104)      2,730      2,323
--------------------------------------------------------------------------------------------------------------------------------

* for definition see Bayer Group Highlights
2002 figures restated

Key Data by Region

3rd Quarter

-----------------------------------------------------------------------------------------------
Regions                            Europe               North America            Asia/Pacific

                                 3rd Quarter             3rd Quarter             3rd Quarter

(euro)million                   2002      2003         2002       2003         2002       2003
-----------------------------------------------------------------------------------------------
Net sales (external) -
   by market                   3,000      2,733        2,204      2,153        1,242      1,119
-----------------------------------------------------------------------------------------------
Net sales (external) -
   by point of origin          3,423      3,065        2,212      2,174        1,043        985
-----------------------------------------------------------------------------------------------
of which discontinuing
   operations                    129         18          162        129           43         11
-----------------------------------------------------------------------------------------------
o Change in(euro)              +11.4%     -10.5%        -4.8%      -1.7%       +14.7%      -5.6%
-----------------------------------------------------------------------------------------------
o Change in local currencies   +11.6%     -10.0%        +5.3%      +8.9%       +21.4%      +4.5%
-----------------------------------------------------------------------------------------------
Interregional sales              776        901          456        468           53        120
-----------------------------------------------------------------------------------------------
Operating result (EBIT)          793       (151)         (48)        92           29         43
-----------------------------------------------------------------------------------------------
of which discontinuing
   operations                    922          8          (54)       (27)           1          0
-----------------------------------------------------------------------------------------------
Return on sales                 23.2%      (4.9)%       (2.2)%      4.2%         2.8%       4.4%
-----------------------------------------------------------------------------------------------
Gross cash flow*                 205         14          263        381           74         68
-----------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
                                Latin America/Africa/
Regions                             Middle East            Reconciliation           Bayer Group

                                    3rd Quarter              3rd Quarter            3rd Quarter

(euro)million                      2002       2003       2002         2003        2002        2003
--------------------------------------------------------------------------------------------------
Net sales (external) -
   by market                       1,013       829                                7,459      6,834
--------------------------------------------------------------------------------------------------
Net sales (external) -
   by point of origin                781       610                                7,459      6,834
--------------------------------------------------------------------------------------------------
of which discontinuing
   operations                         28         1                                  362        159
--------------------------------------------------------------------------------------------------
o Change in(euro)                 + 24.6%    -21.9%                                +7.6%      -8.4%
--------------------------------------------------------------------------------------------------
o Change in local currencies       +58.9%    -14.1%                               +15.6%      -2.2%
--------------------------------------------------------------------------------------------------
Interregional sales                   39        80      (1,324)     (1,473)
--------------------------------------------------------------------------------------------------
Operating result (EBIT)              134        86         (50)        (49)         858         21
--------------------------------------------------------------------------------------------------
of which discontinuing
   operations                          6         0           0           0          875        (19)
--------------------------------------------------------------------------------------------------
Return on sales                     17.2%     14.1%                                11.5%       0.3%
--------------------------------------------------------------------------------------------------
Gross cash flow*                     120        75         (51)          3          611        541
--------------------------------------------------------------------------------------------------

First Three Quarters

----------------------------------------------------------------------------------------------------------------------
Regions                                                    Europe              North America           Asia/Pacific

                                                         First Three            First Three             First Three
                                                          Quarters               Quarters                Quarters

(euro)million                                         2002        2003        2002        2003       2002        2003
----------------------------------------------------------------------------------------------------------------------
Net sales (external) -
   by market                                         9,225       9,183       6,801      6,569       3,654       3,406
----------------------------------------------------------------------------------------------------------------------
Net sales (external) -
   by point of origin                               10,387      10,219       6,898      6,673       3,050       2,918
----------------------------------------------------------------------------------------------------------------------
of which discontinuing
   operations                                          404          51         523        360         138          37
----------------------------------------------------------------------------------------------------------------------
o Change in(euro)                                     -2.9%       -1.6%       -7.1%      -3.3%       +3.2%       -4.3%
----------------------------------------------------------------------------------------------------------------------
o Change in local currencies                          -2.9%       -1.0%       -3.6%     +12.5%       +7.4%       +8.4%
----------------------------------------------------------------------------------------------------------------------
Interregional sales                                  2,303       2,971       1,471      1,450         155         192
----------------------------------------------------------------------------------------------------------------------
Operating result (EBIT)                              1,927         842        (205)       308         187         241
----------------------------------------------------------------------------------------------------------------------
of which discontinuing
   operations                                          958          24        (100)       (66)         11           0
----------------------------------------------------------------------------------------------------------------------
Return on sales                                       18.6%        8.2%       (3.0)%      4.6%        6.1%        8.3%
----------------------------------------------------------------------------------------------------------------------
Gross cash flow*                                     1,253       1,517         679      1,036         240         278
----------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                                                    Latin America/Africa/
Regions                                                  Middle East           Reconciliation          Bayer Group

                                                         First Three            First Three            First Three
                                                          Quarters               Quarters               Quarters

(euro)million                                         2002        2003       2002        2003        2002      2003
---------------------------------------------------------------------------------------------------------------------
Net sales (external) -
   by market                                         2,516      2,288                              22,196     21,446
---------------------------------------------------------------------------------------------------------------------
Net sales (external) -
   by point of origin                                1,861      1,636                              22,196     21,446
---------------------------------------------------------------------------------------------------------------------
of which discontinuing
   operations                                           90          4                               1,155        452
---------------------------------------------------------------------------------------------------------------------
o Change in(euro)                                     +2.2%     -12.1%                               -3.1%      -3.4%
---------------------------------------------------------------------------------------------------------------------
o Change in local currencies                         +27.5%     +11.4%                               +0.9%      +5.7%
---------------------------------------------------------------------------------------------------------------------
Interregional sales                                    122        125      (4,051)      (4,738)
---------------------------------------------------------------------------------------------------------------------
Operating result (EBIT)                                209        319        (168)        (160)     1,950      1,550
---------------------------------------------------------------------------------------------------------------------
of which discontinuing
   operations                                           20          0           0            0        889        (42)
---------------------------------------------------------------------------------------------------------------------
Return on sales                                       11.2%      19.5%                                8.8%       7.2%
---------------------------------------------------------------------------------------------------------------------
Gross cash flow*                                       204        280        (170)         (79)     2,206      3,032
---------------------------------------------------------------------------------------------------------------------

* for definition see Bayer Group Highlights

2002 figures restated



Forward-Looking Statements

This Stockholders' Newsletter contains forward-looking statements. These statements use words like "believes," "assumes," "expects" or similar formulations. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of our company and those either expressed or implied by these statements. These factors include, among other things:

o    downturns in the business cycle of the industries in which we compete;

o new regulations, or changes to existing regulations, that increase our operating costs or otherwise reduce our profitability;

o increases in the prices of our raw materials, especially if we are unable to pass these costs along to customers;

o    loss or reduction of patent protection for our products;

o liabilities, especially those incurred as a result of environmental laws or product liability litigation;

o fluctuation in international currency exchange rates as well as changes in the general economic climate; and

o    other factors identified in this Stockholders' Newsletter.

These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).

In view of these uncertainties, we caution readers not to place undue reliance on these forward-looking statements. We assume no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     Bayer Aktiengesellschaft

                                     (Registrant)



Date: November 21, 2003              By: /s/ ALEXANDER ROSAR
                                         ----------------------------------
                                         NAME:  Alexander Rosar
                                         Title: Head of Investor Relations


                                     By: /s/ ARMIN BUCHMEIER
                                         ----------------------------------
                                         Name:  Armin Buchmeier
                                         Title: Senior Counsel